August 25, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-11975)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Madre Tierra Mining Ltd. (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11975), together with all exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2022. The Offering Statement relates to the public offering of Units of the Company’s Common Shares and Warrants (the “Units”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined the filing was intended to be filed on the Form 1-A POS to File No. 024-11452. As of the date of this request, the Company has not sold any Units pursuant to the Offering Statement, and no funds for any Units has been received from investors.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Sasha Kaplun
Sasha Kaplun
Chief Executive Officer